                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                        Wesley Jessen VisionCare, Inc.
         ------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
         ------------------------------------------------------------
                         (Title of Class of Securities)



                                   951018100
         -------------------------------------------------------------
                                 (CUSIP Number)


                             Ocular Sciences, Inc.
                               475 Eccles Avenue
                            South Florida, CA 94080
                                 (650) 583-1400
                                Attn:  President
                __________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 19, 2000
                                 --------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages
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                                 SCHEDULE 13D
CUSIP NO. 951018100                                            Page 2 of 9 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Ocular Sciences, Inc.           942985696
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,506,397 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,506,397 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,506,397 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_}
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 16.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
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     Item 1.  Security and Issuer.

     The class of equity security to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock") of Wesley Jessen VisionCare, Inc., a Delaware corporation ("WJ"). The name and address of the principal executive offices of WJ are Wesley Jessen VisionCare, Inc., 333 East Howard Avenue, Des Plaines, IL 60018-5903.

     Item 2.  Identity and Background.

     This Statement is being filed by Ocular Sciences, Inc. ("OSI"), a Delaware corporation, by virtue of its deemed beneficial ownership of shares of Common Stock as a result of OSI holding an option (the "Option") that is exercisable under certain circumstances for an aggregate of 3,506,397 shares of Common Stock ("Option Shares").

     OSI is a growing manufacturer and marketer of soft contact lenses. OSI manufactures a broad line of soft contact lenses marketed for annual and disposable replacement regimens. The address of the principal business and office of OSI is 475 Eccles Avenue, South San Francisco, California 94080. OSI is sometimes referred to herein as the "Reporting Person."

     The names and titles of the executive officers and the names of the directors of OSI and their business address and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of OSI. Unless otherwise indicated, each occupation set forth opposite an individual's, name refers to OSI and each individual is a United States citizen.

     John D. Fruth is Chairman of the Board.

     Norwick B.H. Goodspeed is Chief Executive Officer and President of OSI and a member of the Board.

     Daniel J. Kunst is Vice President, Sales and Marketing of OSI and a member of the Board.

     Edgar J. Cummins is a member of the Board. Mr. Cummins is currently principally occupied as an independent healthcare consultant.

     Terence M. Fruth is Corporate Secretary and a member of the Board. Mr. Fruth is a partner, Vice President and Corporate Secretary of Fruth & Anthony, P.A., a Minneapolis-based law firm specializing in commercial litigation. Mr. Fruth's business address is 80 South Eighth Street, Minneapolis, Minnesota 55402.

     William R. Grant is a member of the Board. Mr. Grant is the Chairman of Galen Associates, a venture capital firm specializing in emerging health-care companies. Mr. Grant's business address is 610 Fifth Avenue, 5th Floor Rockefeller Center New York, NY 1002.

     Francis R. Tunney, Jr. is a member of the Board. Mr. Tunney is Corporate Vice President-Administration, General Counsel and Corporate Secretary of Allergan. Mr. Tunney is also the current acting Chief Financial Officer of Allergan. Mr. Tunney's business address is

                               Page 3 of 9 Pages
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2525 Dupont Drive Irvine, CA 92612.

     Terrance H. Gregg is a member of the Board. Mr. Gregg is President and Chief Operating Officer of MiniMed, Inc., a medical device manufacturer. Mr. Gregg's business address is 12744 San Fernando Road, Sylmar, CA 91342.

     Gregory E. Lichtwardt is Vice President, Finance and Chief Financial Officer of OSI.

     John Lilley is Vice President, Manufacturing of OSI. Mr. Lilley is a citizen of the United Kingdom.

     During the last five years, neither the Reporting Person nor any of the persons identified above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Person nor any of the persons identified above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

     On March 19, 2000, OSI entered into a Stock Option Agreement with WJ (the "WJ Stock Option Agreement"). Pursuant to the WJ Stock Option Agreement, WJ granted to OSI the Option, which is an irrevocable option to purchase 3,506,397 shares of its Common Stock (subject to adjustment) at a purchase price of $25.00 per share (subject to adjustment). The Option may only be exercised upon the happening of certain events, which are outlined in Item 4. The Option is not currently exercisable. If the Option were to become exercisable, the exercise price to purchase all of the shares subject to the Option would be $87,659,925. OSI anticipates that all funds to be paid by it upon exercise of the Option would be provided by working capital, cash on hand and through debt and/or equity offerings.

     No cash consideration was paid for the Option. WJ entered into the WJ Stock Option Agreement to induce OSI to enter into the Merger Agreement (as defined in Item 4) and the OSI Stock Option Agreement (as defined in the Merger Agreement). OSI entered into the OSI Stock Option Agreement to induce WJ to enter into the Merger Agreement and the WJ Stock Option Agreement.

     Item 4.  Purpose of Transaction.

     On March 19, 2000, WJ, OSI and OSI Acquisition Corp. ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for (i) the merger of Merger Sub with and into OSI (the "Merger"), whereupon the existence of Merger Sub will cease and OSI will continue as the surviving corporation (the "Surviving Corporation"), and will be a wholly-owned subsidiary of WJ. OSI entered into the WJ Stock Option Agreement to facilitate the transactions contemplated by the Merger Agreement.

     At the effective time of the Merger (the "Effective Time") and subject to certain limitations set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by stockholders exercising appraisal

                               Page 4 of 9 Pages
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rights in accordance with applicable law) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into 0.7211 validly issued, fully paid and nonassessable shares (the "Exchange Ratio") of common stock, par value $.01 per share, of WJ ("WJ Common Stock") and the associated WJ Rights (as defined in the Merger Agreement), together with any cash in lieu of fractional shares of WJ Common Stock to be paid pursuant to the Merger Agreement. At the Effective Time, the holders of the outstanding shares of Common Stock so converted will become holders of record of the shares of WJ Common Stock issued in consideration therefor upon such conversion without any further action on the part of such holders.

     At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and be retired without payment of any consideration therefor and cease to exist.

     At the Effective Time, each share of Common Stock issued and outstanding at the Effective Time and owned by WJ or Merger Sub or held by OSI at the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and be retired without payment of any consideration therefor and cease to exist.

     At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $.01 per share, of the Surviving Corporation.

     At the Effective Time, all then outstanding stock options granted under OSI's existing stock option plans will be converted into options to acquire that number of shares of WJ Common Stock as determined by multiplying the number of shares subject to such options by the Exchange Ratio. At the Effective Time, each outstanding purchase right under OSI's 1997 Employee Stock Purchase Plan will be assumed by WJ.

     Because the approval of OSI's stockholders is required by applicable law in order to consummate the Merger, OSI will submit the Merger Agreement and the Merger to its stockholders for approval.

     The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, OSI or WJ may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

     The certificate of incorporation and the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and the bylaws of the Surviving Corporation. The officers and directors of Merger Sub immediately prior to the Effective Time will be the officers and directors of the Surviving Corporation upon the completion of the Merger.

     In connection with the Merger, it is expected that OSI's Common Stock will cease to be quoted on the Nasdaq National Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

     Concurrently with the execution and delivery of the Merger Agreement, WJ and OSI entered into the WJ Stock Option Agreement. Pursuant to the WJ Stock Option Agreement, WJ granted OSI an irrevocable option to purchase 3,506,397 shares of Common Stock (subject to adjustment). The

                               Page 5 of 9 Pages
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number of shares subject to the Option is subject to adjustment in order to prevent OSI's Total Profit (as defined in the WJ Stock Option Agreement) from exceeding $25.0 million.

     OSI may exercise the Option, in whole or in part, at any time or from time to time following the occurrence of an event the result of which is that the total fee or fees required to be paid by WJ to OSI pursuant to the Merger Agreement equals $20 million (each, a "Purchase Event"); provided, that, except as otherwise provided in the WJ Stock Option Agreement, the Option shall terminate upon the earliest to occur of (i) the Effective Time; (ii) 6 months after the first occurrence of a Purchase Event (or if, at the expiration of such 6-months after the first occurrence of a Purchase Event, the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, 10 business days after such impediment to exercise shall have been removed, but in no event under this clause (ii) later than the first anniversary of the Purchase Event); (iii) termination of the Merger Agreement under circumstances which do not and cannot result in OSI's becoming entitled to receive termination fees from WJ pursuant to the Merger Agreement; and (iv) 12 months after the termination of the Merger Agreement under circumstances which could result in OSI's becoming entitled to receive termination fees from WJ pursuant to the Merger Agreement, unless during such 12-month period, a Purchase Event shall occur. Following a Purchase Event, OSI may cause WJ to repurchase the Option or portion thereof for cash, and WJ may, at its election, repurchase a portion of the Option for cash.

     The preceding summaries of certain provisions of WJ Stock Option Agreement and the Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits A and B, respectively, and are incorporated herein by reference.

     Other than as described in this Statement, none of the Reporting Persons or the persons identified as directors or executive officers of OSI presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

     Prior to March 19, 2000, the Reporting Person did not own and was not the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock. Upon execution of the WJ Stock Option Agreement, the Reporting Person may be deemed to have acquired the "beneficial ownership" of the Option Shares, with the sole power to vote and dispose of such Option Shares. As of March 19, 2000, the Option Shares totaled 3,506,397 shares and constituted approximately 16.6% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of March 19, 2000, by WJ in the Merger Agreement and assuming the exercise of the Option).

     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                               Page 6 of 9 Pages
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     Item 6.  Contracts, Arrangements, Understandings of Relationships With
              Respect to Securities of the Issuer.

     Except as otherwise set forth in this Statement (and the agreements referenced herein), to the best knowledge of the Reporting Person, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of WJ, including but not limited to transfer or voting of any of the securities of WJ, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of WJ.

     Item 7.  Material to be filed as Exhibits.

     Exhibit A --  WJ Stock Option Agreement, dated as of March 19, 2000, by and between Wesley Jessen VisionCare, Inc. and Ocular Sciences, Inc.

     Exhibit B --  Agreement and Plan of Merger, dated as of March 19, 2000, by and among Wesley Jessen VisionCare, Inc., OSI Acquisition Corp. and Ocular Sciences, Inc.

                               Page 7 of 9 Pages
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                                 SIGNATURES
                                 ----------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  March 28, 2000               OCULAR SCIENCES, INC.



                                    By:  /s/ Gregory E. Lichtwardt
                                       ----------------------------------------
                                    Name:  Gregory E. Lichtwardt
                                    Its:  Chief Financial Officer

                               Page 8 of 9 Pages
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                                 EXHIBIT INDEX



  Exhibit No.                                Exhibit Name
---------------       ---------------------------------------------------------
     A WJ Stock Option Agreement, dated as of March 19, 2000, by and between Wesley Jessen VisionCare, Inc. and Ocular Sciences, Inc.

     B Agreement and Plan of Merger, dated as of March 19, 2000, by and among Wesley Jessen VisionCare, Inc., OSI Acquisition Corp. and Ocular Sciences, Inc.

                               Page 9 of 9 Pages